Via EDGAR

April 23, 2025

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Sarah Sidwell

Re:	TAT Technologies Ltd
Registration Statement on Form F-3 (File No. 333-286699)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TAT Technologies Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on April 25, 2025, or as soon thereafter as practicable.

Very truly yours, TAT Technologies Ltd. By: /s/ Ehud Ben-Yair Name: Ehud Ben-Yair Title: Chief Financial Officer

cc:	Guy Ben-Ami, Esq. Carter Ledyard & Milburn LLP